Vasiliou & Company, Inc..
Computation of Net Capital Under Rules 15c3-1
of the Securities and Exchange Commission
December 31, 2015

NET CAPITAL COMPUTATION

Total shareholder's equity	$ 60,603
Deductions and/or charges:	
Non-allowable assets:	
Other Assets	3,722
Total non-allowable assets	3,722
Net capital before haircuts on securities positions	56,881
Total haircuts on securities	-
Net capital	56,881
Required minimum capital	5,000
Excess net capital	$ 51,881

Aggregate indebtedness:

Aggregate indebtedness as included in the Statement of Financial Condition	$ 11,589
Ratio of aggregate indebtedness to net capital	0.2038 to 1

Reconciliation:

Net capital, per unaudited December 31, 2015 FOCUS report, as filed	$ 66,368
Audit Adjustments	(9,487)
Net capital, per December 31, 2015 audited report, as filed	$ 56,881